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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



05041488

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR 07 2005 WASH. D.C. 202 SECTION PROCESSING

SEC FILE NUMBER
045236

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HLH Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23 Silver Pine Drive
(No. and Street)

Newport Coast (City) California (State) 92657 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Hull (714) 719-2384
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STONEFIELD JOSEPHSON, INC., CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

4 Park Plaza, Suite 900 (Address) Irvine (City) CA (State) 92614 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 4-25-2005

HLH Securities, Inc.

Financial Statements

Year Ended December 31, 2004

HLH Securities, Inc.
Table of Contents
Year Ended December 31, 2004

This report contains (check all applicable boxes):

HLH Securities, Inc.
Table of Contents
Year Ended December 31, 2004

STONEFIELD
JOSEPHSON, Inc.

Certified Public Accountants
Business Advisors

INDEPENDENT AUDITORS' REPORT

Board of Directors
HLH Securities, Inc.
Newport Coast, California

We have audited the accompanying statement of financial condition of HLH Securities, Inc. (an S Corporation) as of December 31, 2004, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HLH Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8, 9, and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS

Irvine, California
April 4, 2005

WWW.SJACCOUNTING.COM

Santa Monica
1620 26th Street
Suite 400 South
Santa Monica, California 90404

TEL: 310.453.9400
FAX: 310.453.1187

Irvine
4 Park Plaza
Suite 900
Irvine, California 92614

TEL: 949.653.9400
FAX: 949.833.3582

San Francisco
655 Montgomery Street
Suite 1220
San Francisco, California 94111

TEL: 415.981.9400
FAX: 415.391.2310

Walnut Creek
1333 N. California Boulevard
Suite 470
Walnut Creek, California 94596

TEL: 925.938.9400
FAX: 925.930.0107

HLH Securities, Inc.
Statement of Financial Condition
Year Ended December 31, 2004

Assets		
Current assets:		
Cash	$	46,829
Accounts receivable		3,100
Due from officer		2,967
Total current assets		52,896
Fixed assets, net		1,474
Total	$	54,370
Liabilities and Stockholder's Equity		
Current liabilities:	$	0
Stockholder's equity:		
Common Stock, no par value, 10,000,000 shares authorized, 10,000 issued and outstanding		6,180
Retained Earnings		48,190
Total stockholder's equity		54,370
Total Liabilities and Stockholder's Equity	$	54,370

The accompanying notes are an integral part of these financial statements.

HLH Securities, Inc.
Statement of Income
Year Ended December 31, 2004

Income:		
Consulting Income	$	287,205
Reimbursed Expenses		2,500
Total Income		289,705
Operating Expenses:		
Donation		440
Regulatory Fees		2,435
Consulting Expense		266,860
Dues and Subscriptions		4,605
Professional Fees		4,175
Miscellaneous Expense		65
Total Operating Expenses		278,580
Net Income	$	11,125

The accompanying notes are an integral part of these financial statements.

HLH Securities, Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2004

	Common stock	Retained earnings	Total stockholder's equity
Balance at December 31, 2003	$ 6,180	$ 37,065	$ 43,245
Net income		11,125	11,125
Balance at December 31, 2004	$ 6,180	$ 48,190	$ 54,370

The accompanying notes are an integral part of these financial statements.

HLH Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2004

Cash flows used for operating activities:	
Net income	$ 11,125
Changes in assets and liabilities:	
(Increase) decrease in Assets and Liabilities:	
Accounts receivable	(3,100)
Accounts payable and accrued expense	(138,593)
Total adjustments	(141,693)
Net cash used for operating activities	(130,568)
Cash flows used for investing activities:	
Advances to officer	(2,967)
Acquisition of property and equipment	(1,474)
Net cash used for investing activities	(4,441)
Cash flows used for financing activities:	
Payments on notes payable to stockholders	(2,500)
Net cash used for financing activities	(2,500)
Net decrease in cash	(137,509)
Cash, beginning of year	184,338
Cash, end of year	$ 46,829

The accompanying notes are an integral part of these financial statements.

(1) General and Summary of Significant Accounting Policies:

Business Activity

HLH Securities, Inc. (an S Corporation), (the "Company") was formed on August 29, 1988 in the State of California. On June 9, 1992, the Company merged with a Nevada corporation. The surviving corporation bears the same name, but is now a Nevada corporation. The Company is principally engaged in the business of structuring investments to be offered primarily to pension funds and/or other institutional investors. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The company does not hold customer funds and/or securities.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its Stockholder, has elected to be an S Corporation and accordingly has its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Revenue Recognition

The Company recognizes retainer revenue for consulting services upon engagement or over the specific period of engagement, if applicable. Success fees are recognized upon the execution of the transactions relating to those fees.

(2) Major Customer:

All income was earned from one customer during the year 2004.

(3) Related Party Transactions:

During the year ended December 31, 2004, the Company received reimbursement of expenses from business partners totaling $2,500.

(4) Undue Concentration of Risk:

All consulting income of $287,205 is principally from one source.

(5) Computation of Net Capital:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule(SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2004, the Company had net capital of $46,829 which was $41,829 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($0) to net capital was 0 to 1, which is less than the 15 to 1 maximum ratio allowed for a first year broker/dealer.

HLH Securities, Inc.
Computation of Net Capital and Net Capital Requirement
Year Ended December 31, 2004

Computation of net capital

Total stockholder's equity	$	54,370
Less: Non allowable assets		
Accounts Receivable		(3,100)
Fixed Asset		(1,474)
Due from Officer		(2,967)
Net Capital	$	46,829

Computation of net capital requirements

Minimum net capital requirements:		
12.5% of net aggregate indebtedness	$	0
Minimum dollar net capital required		5,000
Net capital required (greater or above)		5,000
Excess net capital	$	41,829
Percentage of aggregate indebtedness to net capital		0:1

There was a material difference in the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2004, See Reconciliation of Computation of Net Capital on page 10.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Information for Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

Not applicable

HLH Securities, Inc.
Reconciliation of the Computation of Net Capital
Year Ended December 31, 2004

There is a difference between the computation of the net capital under net capital. SEC. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited statements	$	46,877
Total adjustments		(48)
Net capital per audited statements	$	46,829

See Independent Auditors' Report

STONEFIELD JOSEPHSON, Inc.

OATH OR AFFIRMATION

I, Howard Hull, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to HLH Securities, Inc. as of December 31, 2004, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Howard S Hull
Signature

Vice President
Title

State of California

County of Orange

On April 6th 2005, before me, Christopher May

☐ Personally known to me
☑ Proved to me on the basis of satisfactory evidence

To be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signatures(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal

Christopher May
Notary Public


CHRISTOPHER MAY
COMM. # 1347776
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
COMM. EXP. MARCH 22, 2006

STONEFIELD JOSEPHSON, Inc.
Certified Public Accountants
Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
HLH Securities, Inc.
Newport Coast, California

In planning and performing our audit of the financial statements and supplemental schedules of HLH Securities, Inc. as of December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WWW.SJACCOUNTING.COM

Santa Monica
1620 26th Street
Suite 400 South
Santa Monica, California 90404
TEL: 310.453.9400
FAX: 310.453.1187

Irvine
4 Park Plaza
Suite 900
Irvine, California 92614
TEL: 949.653.9400
FAX: 949.833.3582

San Francisco
655 Montgomery Street
Suite 1220
San Francisco, California 94111
TEL: 415.981.9400
FAX: 415.391.2310

Walnut Creek
1331 N. California Boulevard
Suite 790
Walnut Creek, California 94596
TEL: 925.938.9400
FAX: 925.930.0107

STONEFIELD
JOSEPHSON, Inc.

Certified Public Accountants
Business Advisors

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. During the course of our audit we noted certain matters which we consider to be material weakness. The matters noted related to the fact that the Company's accounting records did not agree to the account balances which resulted in adjustments to the effected accounts. These matters have been directed to the Board of Directors. We noted no other matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.



CERTIFIED PUBLIC ACCOUNTANTS

Irvine, California
April 4, 2005

WWW.SJACCOUNTING.COM

Santa Monica	Irvine	San Francisco	Walnut Creek
1620 26th Street	4 Park Plaza	655 Montgomery Street	1331 N. California Boulevard
Suite 400 South	Suite 900	Suite 1220	Suite 790
Santa Monica, California 90404	Irvine, California 92614	San Francisco, California 94111	Walnut Creek, California 94596
TEL: 310.453.9400	TEL: 949.653.9400	TEL: 415.981.9400	TEL: 925.938.9400
FAX: 310.453.1187	FAX: 949.833.3582	FAX: 415.391.2310	FAX: 925.930.0107